# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DT Cloud Acquisition Corp, CIK 0001944212
CUSIP: G28524117
Title of class of securities: Ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 30 Orange Street, London, United Kingdom (X0), WC2H 7HF
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-018935
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Based on 7,094,633 Shares outstanding as of March 21, 2025, as reported in the Issuer's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on June 16, 2025.
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Based on 7,094,633 Shares outstanding as of March 21, 2025, as reported in the Issuer's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on June 16, 2025.
  
  The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.
- The Merger Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Based on 7,094,633 Shares outstanding as of March 21, 2025, as reported in the Issuer's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on June 16, 2025.
  
  The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: DT Cloud Acquisition Corp
Address of issuer's principal executive offices: 30 Orange Street, London, United Kingdom, WC2H 7HF

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company, Virtus Investment Advisers, LLC ("Virtus"), a Delaware limited liability company, and The Merger Fund ("MF"), a Massachusetts business trust.

Virtus, a registered investment adviser, serves as the investment adviser to MF. Westchester, a registered investment adviser, serves as sub-advisor to each of MF and JNL Multi-Manager Alternative Fund ("JARB", together with MF, the "Funds"). The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Lake Drive, Valhalla, NY 10595

Virtus Investment Advisers, LLC
One Financial Plaza, Hartford, CT 06103

The Merger Fund
101 Munson Street, Greenfield, MA 01301-9683
Citizenship: Each of Westchester and Virtus are organized under the laws of the State of Delaware. MF is organized under the laws of the State of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV)

## Item 4. Ownership
Amount beneficially owned:
Westchester Capital Management, LLC: 0
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0
Percent of class:
Westchester Capital Management, LLC: 0.0%
Virtus Investment Advisers, LLC: 0.0%
The Merger Fund: 0.0%
Sole power to vote or to direct the vote:
Westchester Capital Management, LLC: 0
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0
Shared power to vote or to direct the vote:
Westchester Capital Management, LLC: 0
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0
Sole power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 0
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0
Shared power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 0
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, CaSaundra Wu / Chief Compliance Officer (08/14/2025)
- Virtus Investment Advisers, LLC: /s/ Chetram Persaud, Chetram Persaud / Chief Compliance Officer (08/14/2025)
- The Merger Fund: /s/ Daphne Chisolm, Daphne Chisolm / Vice President, Counsel and Assistant Secretary (08/14/2025)